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CUSIP No. 001046 10 1                                          Page 1 of 8 Pages
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                 PURSUANT TO RULE 13-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)


                               (AMENDMENT NO. _)*

                               Af Bankshares, Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)

                                   001046 10 1
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                                 (CUSIP Number)


                                  James A. Todd
                                     AF Bank
          206 S. Jefferson Avenue, West Jefferson, North Carolina 28694
                          Telephone No. (336) 246-4344
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 16, 1998
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             (Date of Event which Requires Filing of this Statement)






If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_| .


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NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 001046 10 1                                          Page 2 of 8 Pages
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1      NAME OF REPORTING PERSON
       SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       AsheCo, M.H.C.
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) / /
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3      SEC USE ONLY
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4      SOURCE OF FUNDS*

          OO
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

          Not Applicable
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6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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     NUMBER OF       7      SOLE VOTING POWER
       SHARES
    BENEFICIALLY              538,221
      OWNED BY      ------------------------------------------------------------
        EACH         8      SHARED VOTING POWER
     REPORTING
       PERSON                 -0-
        WITH        ------------------------------------------------------------
                     9      SOLE DISPOSITIVE POWER

                              538,221
                    ------------------------------------------------------------
                            SHARED DISPOSITIVE POWER

                              -0-
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               538,221
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           / /

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               51.08%, as of June 30, 1998
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14        TYPE OF REPORTING PERSON*
               HC
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         The securities to which this Schedule 13D relate are the shares of common stock, par value $.01 per share (the "Common Stock"), of AF Bankshares, Inc. (the "Issuer"), a federally chartered corporation having its principal executive office at 206 S. Jefferson Avenue, West Jefferson, North Carolina 28694.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(c) This Schedule 13D is being filed by AsheCo, M.H.C., a federally chartered mutual holding company (the "MHC" or the "Company"). The Company's principal business is holding 51.08% of the Common Stock of the Issuer, as of June 30, 1998. The business address of the Company is 206 S. Jefferson Avenue, West Jefferson, North Carolina 28694.

         The following information is being provided with respect to each executive officer and director of the Company ("Insiders").

             NAME                PRINCIPAL OCCUPATION OR EMPLOYMENT
             ----                ----------------------------------
James A. Todd                    President, Chief Executive Officer and Director

Kenneth R. Greene                Director and Vice Chairman;
                                 Manager, East Jefferson Builders Mart

Jan R. Caddell                   Director and Chairman of the Board;
                                 President and General Manager of Caddell
                                 Broadcasting, Inc. and its commercial radio station, WKSK

William O. Ashley, Jr.           Director;
                                 Retired - Former Managing Officer, Secretary and Treasurer of the Bank

Wayne R. Burgess                 Director;
                                 Part-owner, Vice President and manager of Burgess Furniture

Frank E. Roland                  Director;
                                 Retired - U.S. Postal Service;  Director - Ashe
                                 Memorial Hospital, Riverview Community Center and Skyline Telephone Membership Corporation

Jerry L. Roten                   Director;
                                 Clerk of Superior Court of Ashe County

John D. Weaver                   Director;
                                 President of Weaver Tree Farm, Inc.



                                Page 3 of 8 Pages

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Melanie P. Miller                Senior Vice President, Secretary, Treasurer and
                                 Chief Financial Officer

Martin G. Little                 Senior Vice President and Chief Lending Officer

         (d) During the last five years, neither the Company nor the Insiders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither the Company nor the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Company or any of the Insiders being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the Insiders are U.S. citizens.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Note: Information provided for this item reflects events from June 16, 1998, the date of the event which requires filing of this schedule.

         On June 16, 1998, the Issuer was formed for the purpose of becoming the stock holding company of AF Bank (the "Bank") in a stock exchange with the Company pursuant to an Agreement and Plan of Reorganization (the "Plan of Reorganization"), approved by the Board of Directors on September 15, 1997. Pursuant to the Plan of Reorganization the Bank became the wholly-owned subsidiary of the Issuer, which became a majority-owned subsidiary of the Company (the "Reorganization"). In the Reorganization, each outstanding share of the common stock of the Bank was converted into one share of the Issuer's Common Stock and the holders of the Bank's common stock became holders of all of the outstanding Common Stock of the Issuer. On June 16, 1998, the Company received 538,221 shares of Common Stock and 461,779 shares of Common Stock were received by shareholders of the Bank in the stock exchange pursuant to the Reorganization.

         Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to the Insiders:

The following table sets forth information with respect to the shares of Common Stock beneficially owned by each director of the Company, by each named executive officer of the Company identified in the Summary Compensation Table included elsewhere herein, and all directors and executive officers of the Company as a group as of July 1, 1998. Except as otherwise indicated, each person and each group shown in the table has sole voting and investment power with respect to the shares of Common Stock indicated.



                                Page 4 of 8 Pages

                                                                     AMOUNT AND NATURE              PERCENT OF
                                                                       OF BENEFICIAL               COMMON STOCK
            NAME                         POSITION                  OWNERSHIP(1)(2)(3)(4)          OUTSTANDING(5)
---------------------------- -------------------------------- -------------------------------  -----------------
James A. Todd                Director, President and                    25,283                         2.4%
                             Chief Executive Officer

Jan R. Caddell               Director, Chairman of the                    7,494                         *
                             Board of Directors

Kenneth R. Greene            Director                                    7,494                          *

William O. Ashley, Jr.       Director                                     7,494                         *

Wayne R. Burgess             Director                                     7,567                         *

Frank E. Roland              Director                                     7,494                         *

Jerry L. Roten               Director                                     7,494                         *

John D. Weaver               Director                                     7,494                         *
                                                                        -------                       ----
All directors and executive officers
as a group (10 persons)                                                 142,533                       13.5%

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* Less than one percent of Outstanding Common Stock.

(1) See "Principal Shareholders of the "Company" for a definition of "beneficial ownership." All persons shown in the above table have sole voting and investment power, except as otherwise indicated.
(2) The figures shown for Mr. Todd include 897 shares held in trust by the Company, as trustee, pursuant to the Employee Stock Ownership Plan of Ashe Federal Bank ("ESOP"), which shares have been allocated to Mr. Todd's account under the ESOP and as to which he has sole voting power, but no investment power, except in limited circumstances. The figure shown for all directors and executive officers as a group includes the shares allocated to Mr. Todd's account under the ESOP and 910 shares allocated to the accounts of the other executive officers, as to which such executive officers have sole voting power, but no investment power, except in limited circumstances. Such figure also includes (a) 5,593 shares allocated to the accounts of other participants in the ESOP, as to which the Bank, as the ESOP trustee, and the Bank's Compensation Committee (consisting of Messrs. Greene and Burgess), which serves as the ESOP Committee, has no voting power and shared investment power, and (b) 29,542 shares that have not been allocated to participants' accounts under the ESOP, as to which the executive officers have shared voting power, but no investment power, except in limited circumstances, the ESOP trustee has shared voting and investment power and the ESOP Committee has no voting power and shared investment power. Except for the shares allocated to their individual accounts, each executive officer disclaims beneficial ownership of the shares held in the ESOP, and each member of the Board of Directors disclaims beneficial ownership of the shares held in the ESOP.
(3) Includes 2,300 shares of restricted stock granted to each outside director (of which 460 shares vested on December 8, 1997) and 17,959 shares of common stock granted to Mr. Todd (of which 3,592 shares vested on December 8, 1997) pursuant to the Ashe Federal Bank 1997 Recognition and Retention Plan (the "RRP"). Each recipient of a restricted stock award has sole voting power but no investment power over the shares of Common Stock covered by the award.
(4) Includes 194 shares of Common Stock which may be acquired by each outside director pursuant to vested options granted to them under the Ashe Federal Bank 1997 Stock Option Plan (the "Stock Option Plan"). Also includes 1,427 shares of Common Stock which Mr. Todd may acquire pursuant to a vested option granted to him under the Stock Option Plan.
(5) Percentages with respect to each person or group of persons have been calculated on the basis of 1,053,678 shares of Common Stock, the total number of shares of the Company's common stock outstanding as of July 1, 1998, plus the number of shares of Common Stock which such person or group has the right to acquire within 60 days after July 1, 1998.

ITEM 4.           PURPOSE OF TRANSACTION

         The reorganization into the "two-tier" mutual holding company structure was accomplished under the Plan of Reorganization, which was unanimously approved by the Board of Directors on September 15, 1997. Pursuant to the Plan of Reorganization, the Bank became a wholly owned


                                Page 5 of 8 Pages
subsidiary of the Issuer which became majority owned by AsheCo, M.H.C. In the Reorganization, each outstanding share of the Bank's common stock was be converted into one share of the Issuer's Common Stock and the holders of the Bank's common stock became the holders of all of the outstanding Issuer's Common Stock. Accordingly, as a result of the Reorganization, the Bank's minority shareholders became minority shareholders of the Issuer. The Board of Directors of the Bank believes that the formation of the Issuer as a subsidiary of the MHC is in the best interests of shareholders and offers greater operating flexibility than is available to the Bank in its mutual holding company structure prior to the Reorganization. Establishing the Issuer as a subsidiary of the MHC permits the Issuer to conduct activities and make investments for the benefit of all shareholders. Management believes that it will also provide enhanced ability to invest through the Issuer, facilitate mergers, acquisitions and stock repurchases.

         The purpose of the acquisition of shares of the Issuer's Common Stock reported herein is for investment. However, the shares reported on this Schedule 13D were issued to the Company and the Company has the intention of exercising control over the Issuer. The shares reported on this schedule 13D were not purchased by the Insiders with the intention of exercising control over the Issuer. While the Company and the Insiders intend to exercise their rights as majority stockholder and stockholders, respectively, they do not currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

         In the future, AsheCo, M.H.C. and/or the Insiders may determine to purchase additional shares of the Issuer's Common Stock (or other securities of the Issuer) or it may determine to sell shares of the Issuer's Common Stock. Any such determination will depend on a number of factors, including general economic conditions, market prices for the Common Stock, receipt of any necessary regulatory approval and other factors.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) AsheCo, M.H.C. directly and beneficially owns an aggregate of 494,767 shares of Common Stock or 51.08% of the shares outstanding on June 30, 1998 as calculated by the Issuer. See
                  ITEM 3 for information with respect to the Insiders regarding beneficial ownership of the Issuer's Common Stock.


                                Page 6 of 8 Pages

         (b) AsheCo, M.H.C. has sole power to vote or to direct the vote of and has sole power to dispose or to direct the disposition of 538,221 shares of Common Stock. The Insiders individually have the sole power to vote and the sole power to dispose of the shares of Common Stock owned by them.

         (c) Except for the shares listed in this Schedule 13D, neither the Company nor any of the other individuals identified in ITEM 2 hereof has effected any transaction in the Issuer's Common Stock within the past 60 days.

         (d) No person or entity other than the Company has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Issuer's Common Stock reported in this schedule.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         As of the date of this Schedule 13D, neither the Company nor any of the other individuals identified in ITEM 2 hereof is a party to any contract, arrangement, understanding or relationship (legal or otherwise) among themselves or with any other person or persons with respect to the Common Stock, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or pledge or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

ITEM 7.           MATERIAL REQUIRED TO BE FILED AS EXHIBITS

None.



                                Page 7 of 8 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          AsheCo, M.H.C.

                                          By: /s/ James A. Todd
                                              ---------------------------------
                                          President and Chief Executive Officer

February 3, 1999



                                Page 8 of 8 Pages